EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section in the Company’s Annual Report on Form 20-F (File No. 001-39978) filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2026, as amended on September 10, 2026 (the “Form 20-F”), and in the Company’s other filings with the SEC. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Results of Operations for the Six Months Ended March 31, 2026 and 2025

The following table summarizes our results of operations for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,		Variance
	2026	2025	Amount	%
Revenues	$17,720,359	$16,376,697	$1,343,662	8.2%
Cost of revenues	(17,479,727)	(15,897,467)	1,582,260	10.0%
Gross profit	240,632	479,230	(238,598)	(49.8)%
(Allowance) reversal of allowance for credit losses	(33,151,699)	7,511,234	40,662,933	541.4%
Impairment loss for advances to suppliers	(14,341,141)	(125,639)	14,215,502	11,314.6%
Selling expenses	(23,889)	-	23,889	100.0%
General and administrative expenses	(802,018)	(1,575,682)	(773,664)	(49.1)%
Research and development expenses	-	(2,102)	(2,102)	(100.0)%
(Loss) income from operations	(48,078,115)	6,287,041	54,365,156	(864.7)%
Interest expense and amortization of debt issuance costs	(885,910)	(279,489)	606,421	217.0%
Interest income	28,374	61,170	(32,796)	(53.6)%
Share of net loss from equity investee	(610,336)	-	610,336	100.0%
Gain on disposal of subsidiaries	-	824,512	(824,512)	(100.0)%
Other income	2,450	35,342	(32,892)	(93.1)%
(Loss) income before income taxes	(49,543,537)	6,928,576	(42,614,961)	(615.1)%
Income tax expenses	-	(334)	(334)	(100.0)%
Net (loss) income	($49,543,537)	$6,928,242	($42,615,295)	(615.1)%

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Revenue

Revenue for the six months ended March 31, 2026 increased by approximately $1.3 million, or 8.2%, to $17.7 million from $16.4 million for the same period of last year. The increase was mainly due to an increase in average selling price from $1,111 per ton in 2025 to $1,200 per ton in 2026, which contributed approximately $1.3 million increase in revenue from sales of activated carbon, as partially offset by a decrease in sales volume of activated carbon from 14,744 tons in 2025 to 14,675 tons in 2026 which reduced the revenue by about $76,641. Additionally, the new business in 2026, selling of robotics solutions products, contributed approximately $0.1 million in 2026.

Cost of revenues

Cost of activated carbon increased by approximately $1.6 million, or 10.0%, to $17.5 million for the six months ended March 31, 2026 from $15.9 million for the same period of last year. The increase was mainly due to the increased in average unit price from $1,078 per ton in 2025 to $1,187 per ton in 2026.

Gross profit

Gross profit was $240,632 for the six months ended March 31, 2026, a decrease by approximately $0.2 million, or 49.8%, from $479,230 for the same period of last year. Gross profit margin for activated carbon was 1.1% in 2026, as compared with 2.9% in 2025. The decrease by 1.8% points was primarily attributable to an increase of average unit cost by 10.1% which, in turn, lower gross profit margin for activated carbon.

(Allowance) reversal of allowance for credit losses

Allowance for credit losses was $33.2 million for the six months ended March 31, 2026, an increased by $40.7 million from reversal of allowance for receivables was approximately $7.5 million for the six months ended March 31, 2025. The increase was primarily due to allowance for credit losses of $33.2 million for acquisition reversal receivable.

Impairment loss for advances to suppliers

Impairment loss on advances to suppliers amounted to approximately $14.3 million for the six months ended March 31, 2026, representing an increase of approximately $14.2 million from the roughly $0.1 million recorded in the comparable six-month period ended March 31, 2025. This significant increase was primarily driven by the aging and deteriorating position of certain advances to suppliers during the period.

Selling expenses

Selling expenses increased by $23,889, or 100%, to $23,889 for the six months ended March 31, 2026 from nil for the same period of last year. The increase was primarily attributable to shipping expenses and advertising expenses incurred for the new business in 2026, selling of robotics solutions products.

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General and administrative expenses

General and administrative expenses decreased by approximately $0.8 million, or 49.1%, to approximately $0.8 million for the six months ended March 31, 2026 from approximately $1.6 million for the same period of last year. The decrease was primarily attributable to reduction of $0.5 million in biological asset depreciation and reduction of $0.1 million in land use right amortization as a result of acquisition reversal in 2025, and a decrease in legal and other professional expenses of $0.2 million.

Interest expenses and amortization of debt issuance costs

Interest expenses increased by approximately $0.6 million, or 217.0%, to approximately $0.9 million for the six months ended March 31, 2026 from $0.3 million for the same period of last year. The increase was mainly attributable to a secured promissory note of $7.5 million sold to Streeterville on January 16, 2026. This Note bears interest at a rate of 7% per annum and incurred debt issuance costs of $0.5 million.

Interest income

Interest income decreased by $32,796, or 53.6%, to $28,374 for the six months ended March 31, 2026 from $61,170 for the same period of last year. The decrease was mainly attributable lesser interest received from a loan to a third party.

Gain on disposal of subsidiaries

On January 20, 2025, CN Energy entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,281). In connection with the Agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources. No such disposal of subsidiaries in 2026.

Net (loss) income

As a result of the foregoing, net loss for the six months ended March 31, 2026 amounted to approximately $49.5 million. Whereas, net income for the six months ended March 31, 2025 amounted to approximately $6.9 million.

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B. Liquidity and Capital Resources

The principal source of liquidity is our operations and equity or convertible securities financing activities. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations. We plan to support our future operations primarily from cash generated from our operations. We may require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of March 31, 2026, we had cash of approximately $0.1 million, restricted cash of approximately $5.5 million, and total working capital of $16.0 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our revenue generating subsidiaries to meet our obligations to date. Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China, or otherwise satisfy their foreign currency denominated obligations.

Cash flows for the six months ended March 31, 2026, and 2025

Cash Flows

The following table sets forth a summary of our cash flows for the period indicated:

	For the Six Months Ended March 31,
	2026	2025
Net cash used in operating activities	$(1,236,791)	$(1,457,318)
Net cash used in investing activities	(497,099)	(2,300,351)
Net cash provided by financing activities	7,000,000	3,672,950
Effect of exchange rate changes on cash	1,182	(1,157)
Net increase (decrease) in cash	5,267,292	(85,876)
Cash and restricted cash, beginning of period	390,706	317,323
Cash and restricted cash, end of period	$5,657,998	$231,447

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Operating activities

Net cash used in operating was $1.2 million for the six months ended March 31, 2026. The net cash used in operating activities was primarily attributable to net loss of $40.3 million, as partially offset by allowance of $33.2 million credit loss for acquisition reversal receivable and allowance of $5.7 million credit loss for advances to suppliers due to estimation of recoverability.

Investing activities

Net cash used in investing activities of $0.5 million for the six months ended March 31, 2026 was primarily attributable to advance to a third party of $0.6 million.

Financing activities

Net cash provided by financing activities of $7.0 million for the six months ended March 31, 2026 was primarily attributable to net proceeds of $7.0 million received from a secured promissory note of $7.5 million sold to Streeterville on January 16, 2026. This Note bears interest at a rate of 7% per annum and incurred debt issuance costs of $0.5 million.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

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